GLOBALFOUNDRIES Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held July 28, 2026

NOTICE IS HEREBY GIVEN that the 2026 annual general meeting of shareholders (the “AGM”) of GLOBALFOUNDRIES Inc. (the “Company”) will be held on July 28, 2026 at 8:00 a.m., Eastern Time. The AGM will be held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, and virtually at: www.virtualshareholdermeeting.com/GFS2026. Shareholders are cordially invited to attend.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.to elect the below nominees as Class II directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association:

a.David Kerko
b.Jack Lazar
c.Carlos Obeid

2.to ratify the appointment of PricewaterhouseCoopers LLP as our independent public accounting firm for fiscal year 2026.
Shareholders also will consider and act upon such other business as may properly come before the AGM or any adjournment or postponement thereof. If you grant a proxy, the persons named as proxy holders, Saam Azar and Jeff Worth, or either of them, will have the discretion to vote your shares on any additional business that is properly presented for a vote at the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company (the “Board”) has fixed the close of business on June 1, 2026, Eastern time, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the common shares as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

How to Attend the 2026 Annual General Meeting: The AGM will be held on July 28, 2026 at 8:00 a.m., Eastern Time, at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017. Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM, please note that attendance will be limited to shareholders as of the Record Date. Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM.

How to Attend the 2026 Annual General Meeting Virtually: As well as being held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, this year’s AGM will be held virtually via live webcast. In order to attend and participate in the AGM virtually, you will need to visit

www.virtualshareholdermeeting.com/GFS2026 and you will be required to enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote at the meeting, visit  www.virtualshareholdermeeting.com/GFS2026 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods.

The Company’s 2025 annual report for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 27, 2026 (the “Form 20-F Annual Report”). Shareholders can access, free of charge, the Form 20-F Annual Report on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

In addition to the other information included in the Form 20-F Annual Report, you will find in the Form 20-F Annual Report the biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolutions. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in “street name” (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 27, 2026 to ensure your representation at our AGM.

By Order of the Board of Directors

/s/ Thomas Caulfield

Name: Dr. Thomas Caulfield
Title: Executive Chairman

Dated: June 15, 2026

Registered Office:
P.O. Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for

GLOBALFOUNDRIES Inc. Annual General Meeting of Shareholders

To be Held on July 28, 2026

Our proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2025 can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
PROXY STATEMENT

General

The board of directors of GLOBALFOUNDRIES Inc. (the “Company” or “we” or “GF”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on July 28, 2026, at 8:00 a.m., Eastern time. The AGM will be held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, and virtually at: www.virtualshareholdermeeting.com/GFS2026

This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2025, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM in person, please note that attendance will be limited to shareholders as of the close of business on June 1, 2026, Eastern time (the “Record Date”). Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. Shareholders holding shares in brokerage accounts or by a bank or other nominee may be required to show a brokerage statement or account statement reflecting share ownership as of the Record Date.

In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/GFS2026 and you will be required to enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2026 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods.

On or about June 15, 2026, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability.

Record Date, Share Ownership and Quorum

Only the holders of record of the ordinary shares of the Company as of the close of business on June 1, 2026, Eastern time, are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless registered as a shareholder of the Company on the Record Date for the AGM.

As of the close of business (Eastern time) on the Record Date, 548,700,833 ordinary shares were issued and outstanding. Shareholders holding in aggregate not less than one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote constitute a quorum of the shareholders.

Status as a Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures including this proxy statement.
Voting and Solicitation

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e., a majority of the votes cast, by or on behalf of, the shareholders who, being entitled to do so, attend and vote at the AGM).

Internet Availability of Proxy Materials
We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

Voting by Holders of Ordinary Shares

Ordinary shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM for a vote, or at any adjournment or postponement thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Shareholders of record attending the AGM in person will be given a ballot upon request.

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this proxy statement, have your Notice of Internet Availability or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 27, 2026 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 16-digit control number on the Notice of Internet Availability or proxy card to be provided to you by Equiniti. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM either in person or virtually and vote during the meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2026 and log in using the aforementioned information. Shareholders of record attending the AGM in person will be given a ballot upon request.

Shareholders will have the opportunity to ask questions at the AGM during designated periods. If you own ordinary shares of record and you do not vote by Internet, mobile device, in person or by proxy or at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 16-digit control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card. Duly appointed proxyholders attending the AGM in person will be given a ballot upon request.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@gf.com, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM in person or virtually and voting during the meeting. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend the AGM, to ensure your representation at the AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 27, 2026.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on routine matters. Following a narrowing of interpretation of the definition of a ‘routine matter,’ the only resolution that is now considered routine is the ratification of the selection of independent auditors. Your broker will NOT be able to vote your shares with respect to any other proposal or other matters considered at the AGM, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in non-routine matters in cases where a broker has not received an instruction from the beneficial owner. With respect to all of the proposals or other matters considered at the AGM, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

Process for the Solicitation of Proxies

We will pay the cost of soliciting proxies for the AGM. We may solicit by mail, telephone, personal contact and electronic means, and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL 1:

ELECTION OF DIRECTORS

Pursuant to Article 28 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors, have nominated each of David Kerko, Jack Lazar and Carlos Obeid for election as a director of the Company, to serve as a Class II director for three years or until such time as s/he resigns or is removed in accordance with the Company’s Memorandum and Articles of Association.

Mr. Martin L. Edelman, a current Class II director, has informed the Company of his intention not to stand for re-election at the AGM, and will continue to serve as a member of the board until the expiration of his current term at the AGM. Mr. Edelman has confirmed that this decision was not due to any disagreement with the Company on any matter relating to its operations, policies or practices. The Company intends to retain Mr. Edelman as a consultant going forward. Ms. Glenda Dorchak will replace Mr. Edelman as chair of the Nominating and Governance Committee following the AGM.

Information relating to the director nominees is set forth below.

Name	Age*	Tenure* (years)	Current Position/Title
David Kerko	53	8	Chair, People and Compensation Committee; Member, Strategy and Investment Committee. Lead Independent Director
Jack Lazar	61	5	Chair, Audit, Risk & Compliance Committee
Carlos Obeid	61	14	Member, Board of Directors
*As of July 28, 2026

David Kerko was elected to the board of directors in January 2018. Mr. Kerko is Head of North America Private Equity at Elliott Investment Management L.P. Prior to joining Elliott, Mr. Kerko was an advisor, member and co-head of the Technology Group at Kohlberg Kravis Roberts & Co. Inc. (“KKR”). Prior to joining KKR, he worked for Gleacher NatWest Inc. on mergers and acquisition transactions and financing. Mr. Kerko is currently a member of the board of directors of Cubic Corporation, Nielsen and Cloud Software Group. Mr. Kerko holds a Bachelor of Science degree and a Bachelor of Science in Engineering degree, summa cum laude, from the University of Pennsylvania. Mr. Kerko is an independent, non-executive director pursuant to applicable Nasdaq rules and serves as Lead Independent Director.

Jack Lazar was elected to the board of directors in July 2021. Mr. Lazar is currently the CEO of Razal Ventures. He has spent over thirty years in operational and finance leadership roles at technology companies across multiple industries, most recently as Chief Financial Officer (“CFO”) of GoPro, Inc., which he helped to take public in 2014. Prior to GoPro, Mr. Lazar served as Senior Vice President of Corporate Development and General Manager of Qualcomm Atheros, Inc. From 2003 until the time in which it was acquired by Qualcomm in 2011, he served in a variety of leadership roles at Atheros Communications, Inc., most recently as CFO and Senior Vice President of Corporate Development. In 2004, Mr. Lazar was part of the team that took Atheros public. He also served in leadership roles at NetRatings, Apptitude, and Electronics for Imaging, Inc. Mr. Lazar currently serves as a member of the board of directors of several publicly traded companies including Astera Labs, Box and Resideo Technologies Inc. Mr. Lazar holds a Bachelor of Science in Commerce degree with an emphasis in Accounting from Santa Clara University and is a certified public accountant (inactive). Mr. Lazar is an independent, non-executive director pursuant to applicable Nasdaq rules.

Carlos Obeid was elected to the board of directors in January 2012. Mr. Obeid is currently the Chief Financial Officer of Mubadala Investment Company with oversight of its commercial functions including treasury, investor relations, financial planning, business performance, financial governance and reporting. Before joining Mubadala,

Mr. Obeid worked with the United Arab Emirates Offset Program Bureau where he led a wide range of initiatives including privatization, utilities and financial services. He is a member of the board of directors of Mubadala Capital LLC, Abu Dhabi Commercial Bank PJSC, and Abu Dhabi Investment Council. Mr. Obeid holds a Bachelor of Science in Electrical Engineering degree from American University of Beirut, Lebanon, and a Master of Business Administration degree from INSEAD in Fontainebleau, France. Mr. Obeid is an independent, non-executive director pursuant to applicable Nasdaq rules.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2026

The Audit Committee, which consists entirely of independent directors, has selected PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the fiscal year ending December 31, 2026. We believe that PwC offers services on par with the best in their industry and is sufficiently qualified to conduct their duties as our independent auditor. PwC has served as our independent registered public accounting firm since 2024, and we believe continuation of their service would be in the best interests of the Company and its shareholders.

Although our governing documents do not require us to submit this matter to shareholders, the board of directors believes that asking shareholders to ratify the appointment of PwC is consistent with best practices in corporate governance.

In the event that PwC is not ratified by our shareholders, the Audit Committee will consider the outcome of the vote in its selection process in the future. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2026.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our annual report on Form 20-F for the fiscal year ended December 31, 2025, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

SHAREHOLDER COMMUNICATIONS

Shareholders may contact any of the Company’s directors, including the Executive Chairman, the non-management directors as a group, the chair of any committee of the board of directors or any committee of the board of directors by writing them as follows:

GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Attn: Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the board of directors may recommend.

By Order of the Board of Directors Dr. Thomas Caulfield June 15, 2026

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLYTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T01000-P53437 ! ! ! For All Withhold All For All Except For Against Abstain ! !! To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below. GLOBALFOUNDRIES INC. The Board of Directors recommends you vote FOR proposal 1: Nominees: 1. Election of Directors 01) David Kerko 02) Jack Lazar 03) Carlos Obeid 2. Ratification of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the Company’s fiscal year ending December 31, 2026. The Board of Directors recommends you vote FOR proposal 2: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. SCAN TO VIEW MATERIALS & VOTEw VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time July 27, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/GFS2026 You may attend the meeting via the internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 27, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, by 11:59 p.m. Eastern Time on July 27, 2026. GLOBALFOUNDRIES INC. 400 STONEBREAK ROAD EXTENSION MALTA, NY 12020

T01001-P53437 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice, Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GLOBALFOUNDRIES INC. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS July 28, 2026 The shareholder(s) hereby appoint Saam Azar and Jeff Worth, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of GLOBALFOUNDRIES INC. that the shareholder(s) are entitled to vote at the Annual General Meeting to be held at the offices of GlobalFoundries Inc., 140 East 45th Street, 41st Floor, New York, NY 10017 and virtually at www.virtualshareholdermeeting.com/GFS2026 at 8:00 a.m., Eastern Time on July 28, 2026, and any adjournment or postponement thereof. In their discretion, Saam Azar and Jeff Worth, or either of them, are authorized to vote upon such other business as may properly come before the Annual General Meeting. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE REELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND FOR PROPOSAL 2, AND IN THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTER THAT PROPERLY COMES BEFORE THE ANNUAL GENERAL MEETING. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE. CONTINUED AND TO BE SIGNED ON REVERSE SIDE